UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Selectica, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

816288104

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816288104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy Capital Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,072,545

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,072,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No. 816288104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trilogy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,072,545 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,072,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5% (1), (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation.  Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.

(2)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

CUSIP No. 816288104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,072,545 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,072,545 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,545 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5% (1), (2)

14.	Type of Reporting Person (See Instructions) IN

(1)           The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation.
Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Trilogy Capital Holdings Corporation and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.  Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Capital Holdings Corporation.  As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Selectica, Inc. beneficially owned by Trilogy Capital Holdings Corporation.  Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him.

(2)           Based on a total of 30,561,353 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006.

This Amendment No. 2 to Schedule 13D is filed by Trilogy Capital Holdings Corporation, a Delaware corporation, Trilogy, Inc., a Delaware corporation and Joseph A. Liemandt (collectively, the “Trilogy Filing Persons”) to amend and supplement the Schedule 13D relating to shares of common stock, par value $0.0001 of Selectica, Inc. filed by the Trilogy Filing Persons with the Securities and Exchange Commission on April 11, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 30, 2006.  Except as set forth in this Amendment No. 2, all information in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On October 30, 2006, October 31, 2006 and November 1, 2006 the Trilogy Filing Persons sold an aggregate of 1,178,449 Shares of Common Stock of the Issuer in open-market transactions for an aggregate sale price of approximately $2,498,123.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of November 1, 2006, the Trilogy Filing Persons may be deemed to beneficially own an aggregate of 1,072,545 Shares of Common Stock (which represents approximately 3.5% of the outstanding Common Stock as disclosed in the Form 10-Q for the fiscal quarter ended June 30, 2006).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Trilogy Capital Holdings Corporation	0	1,072,545	0	1,072,545
Trilogy, Inc.	0	1,072,545	0	1,072,545
Joseph A. Liemandt	0	1,072,545	0	1,072,545

Except as set forth below, there have been no transactions in the Common Stock by any of the Trilogy Filing Persons during the past sixty days.

During the past sixty days, the Trilogy Filing Persons effected the following sale of Shares of Common Stock in an open-market transaction:

Date	Number of Shares	Price per Share
10/30/2006	42,914	$2.2935
10/31/2006	523,835	$2.2034
11/01/2006	611,700	$2.0361

(d) Not applicable.

(e) On November 1, 2006, the Trilogy Filing Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2006	TRILOGY CAPITAL HOLDINGS CORPORATION

	By:	/s/ Sean P. Fallon
		Name:	Sean P. Fallon
		Title:	Treasurer

TRILOGY, INC.

	By:	/s/ Sean P. Fallon
		Name:	Sean P. Fallon
		Title:	Vice President Finance

/s/ Joseph A. Liemandt
Joseph A. Liemandt